SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated October 15, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


       CGI selected by Industrial Alliance for five-year contract renewal

Quebec City, Quebec,  October 15, 2002 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE:
GIB) today announced the signing of a five-year outsourcing contract renewal valued at CDN$25 million with Canadian personal insurance giant, Industrial Alliance Insurance and Financial Services (TSX: IAG). As part of the agreement, CGI will host their mainframes and AS 400 as well as provide technical support from CGI's data centers. CGI's services will be used for the client's activities in Quebec City, Toronto and Western Canada.

"There are two main reasons why we have renewed with CGI. First, we were very satisfied with the quality of services offered, the vastness of their technical expertise and the level of understanding of our environment. And secondly, the CGI team was always present to learn of our needs and was never short of ideas to effectively respond to them," said Jacques Martin, senior IT director, Industrial Alliance.

Michael Roach, president and chief operating officer for CGI added: "We are very proud of our long-term partnership, one that spans over 20 years. As Industrial Alliance has grown both organically and through acquisitions, we have leveraged and expanded our services to meet the needs of our client's evolving operations. The field of insurance is one that we know well and look forward to further growth and being the IT partner of choice for insurance companies."

About the Industrial Alliance Group
The Industrial Alliance Group is among the most solid financial institutions in the country, where it is an industry leader in the field of insurance and financial services. The Group has operations across Canada through Industrial Alliance in Quebec City, National Life in Toronto and IAP Life in Vancouver. The seventh largest life and health insurance company in Canada, the Industrial Alliance Group insures over 1.5 million Canadians, employs more than 2,000 people and manages $16 billion in assets. Industrial Alliance stock is listed on the Toronto Stock Exchange under the ticker symbol "IAG". With a stock market capitalization of $1.3 billion, Industrial Alliance ranks among the 100 largest public companies in Canada. For more information on Industrial Alliance, please visit their corporate website at www.inalco.com.

                                       2
About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

                                      -30-
For more information:
CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

Industrial Alliance:
Jacques Carriere
Vice-president, investor relations
(418) 684-5275

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date: October 15, 2002                   By /s/ Paule Dore
                                         Name:  Paule Dore
                                         Title: Executive Vice-President
                                                and Chief Corporate Officer
                                                and Secretary